PROTOCOL OF MERGER AND JUSTIFICATION

The presented protocol, agreed between:

– COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, company with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luiz Antonio 3142, Jardim Paulista, CEP: 01402-901, enrolled with CNPJ/MF under # 47.508.411/0001-56, with articles of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP, under NIRE 35.300.089.901, on November 19, 1981, represented herein by its Investment and Work Officers and Financial Managers, respectively, CAIO RACY MATTAR, Brazilian, married, civil engineer, holder of the ID # 5.396.320, SSP/SP, enrolled with CPF/MF under # 034.118.768-24 and ENÉAS CÉSAR PESTANA NETO, Brazilian, married, accountant, holder of the ID # 11.383.698-3, SSP/SP, enrolled with CPF/MF under # 023.327.978-40, both domiciled in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luiz Antonio 3172, Jardim Paulista, CEP: 01402-901, the company is herein simply referred as CBD or as MERGING COMPANY;

– SÉ SUPERMERCADOS LTDA., company with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luiz Antonio 3172, Jardim Paulista, CEP: 01402-002, enrolled with CNPJ/MF under # 01.545.828/0001-98, with articles of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP under NIRE 35.215.818.694, in July 29, 1999, represented herein by their Officers, CAIO RACY MATTAR, qualified above and ANTONIO MOSCARELLI, Brazilian, married, economist, holder of the ID # 3.340.773, SSP/SP, enrolled with CPF/MF under # 030.887.588-53, domiciled in the City of São Paulo, State of São Paulo, Av. Brigadeiro Luiz Antonio 3.172, Jardim Paulista, CEP: 01402-002, the company is herein simply referred as SÉ;

ANTONIO MOSCARELLI, qualified above;

TERUMI YAMAMOTO, Brazilian, married, accountant, holder of ID # 3.810.038, SSP/SP, enrolled with CPF/MF under # 675.866.358-20, domiciled in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luiz Antonio 3172, Jardim Paulista, CEP: 01402-901;

COMPANHIA PERNAMBUCANA DE ALIMENTAÇÃO, company with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luiz Antonio, 3172, CEP: 01402-901, enrolled with CNPJ/MF under # 68.204.544/0001-09, with articles of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP under NIRE 35.300.192.664, represented herein by its

Officers ANTONIO MOSCARELLI, qualified above and TERUMI YAMAMOTO, qualified above, the company is herein simply referred as COMPANHIA PERNAMBUCANA or as MERGED COMPANY;

Establish the terms and conditions that shall prevail over the merger of COMPANHIA PERNAMBUCANA by CBD (“Merger”), observed the dispositions determined by Law # 6.404 of December 15, 1976, specified as follows:

1 – JUSTIFICATION

The operations of the MERGED COMPANY are correlated to the operations of the MERGING COMPANY and the Merger at CBD will permit an operating costs cutback.

Thus, the Merger of the COMPANHIA PERNAMBUCANA through CBD will bring advantages to the involved companies, resulting in simplified administration and management, with an operating costs cutback, allowing the faster development of the activities carried out by MERGED COMPANY and by MERGING COMPANY.

Related Merger is part of an expansion and modernization process developed by the Grupo Pão de Açúcar, not being required the segregation of the activities of the companies.

Thus, the administration of the companies firm the present protocol and will submit it to the approval of its respective shareholders, aiming the Merger of the COMPANHIA PERNAMBUCANA by CBD, this operation will observe the conditions below:

The estimated total cost of the Merger is thirty thousand reais (R$ 30,000.00) related to services carried out for preparing the evaluation report, audit, legal counsel, legal publications, filing of companies articles on the Commercial Registry and other expenses that are required for this Merger.

2 – MERGER CONDITIONS

2.1 – CAPITAL STOCK

2.1.1 –

        COMPANHIA PERNAMBUCANA is a privately held company, whose capital stock is eighty-eight thousand, eight hundred and twelve Reais (R$ 88,812.00), divided by eighty-eight, eight hundred and twelve (88,812) shares, on a nominal par of one Real (R$ 1.00) each one, totally integrated and distributed as follows:

Shareholders	# of Shares
Sé Supermercados Ltda	88,810
Antonio Moscarelli	1
Terumi Yamamoto	1
Total	88,812

The Company’s Net Equity value, is of four million, two hundred seventy four thousand, two hundred forty reais and twenty four centavos (R$ 4,274,240.24).

2.1.2 Previous to the merger, Sé, Antonio Moscarelli and Terumi Yamamoto will assign and transfer to the MERGING COMPANY their shares, representatives of the capital stock of COMPANHIA PERNAMBUCANA. Therefore, the MERGING COMPANY will own shares representing 100% of the capital stock of COMPANHIA PERNAMBUCANA.

AVALIATION OF THE ASSETS TO BE MERGED

2.2 All assets and liabilities from the MERGED COMPANY will be transferred to the MERGING COMPANY, which will take over all resulting rights and obligations.

2.3 The asset to be incorporated by the MERGING COMPANY will be evaluated by the book value, as of the balance sheet of March 31, 2006 and audited by MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima nº 1893, 6º andar, Jardim Paulistano, CEP: 01452-001, enrolled with CNPJ/MF under # 62.657.242/0001-00 and with CRC/SP under # 2SP000233/O-3.

2.4 Eventual equity variations that occur between the net assets evaluation date of the MERGED COMPANY and effective Merger date, that is, in the MERGING COMPANY’s General Shareholders’ Meeting that approves the Merger, will be recognized and booked directly in the MERGED COMPANY in accordance with the applicable tax and accounting standards.

2.5 The evaluation of the MERGED COMPANY’S Net Equity will be done by specialists appointed by the Officers, submitting this appointed name to the approval or denial of the shareholders. The appointed company was MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, qualified above, as appraiser of the MERGED COMPANY net assets, which will prepare an Evaluation Report to be submitted to the approval of the MERGING COMPANY shareholders and MERGED COMPANY shareholders.

INDEPENDENTES, qualified above, as appraiser of the MERGED COMPANY net assets, which will prepare an Evaluation Report to be submitted to the approval of the MERGING COMPANY shareholders and MERGED COMPANY shareholders.

MERGING COMPANY’S CAPITAL STOCK AFTER MERGER

2.6 This Merger will not result in an increase of the capital stock of the MERGING COMPANY, neither will the dispositions of the article 264 of the law Lei # 6.404/76 applied, considering that in the moment of the Merger, the MERGING COMPANY will own all the shares of the MERGED COMPANY, condition to be verified in the General Shareholders’ Meeting of the MERGING COMPANY to discuss about the Merger. That way there will not be any changes in the MERGING COMPANY By-laws due to this operation and the shares of the MERGED COMPANY capital stock will be extinguished.

3 – OTHER CONDITIONS

3.1 It is an essential condition for the accomplishment of the Merger dealt in this Protocol, that the shareholders of the COMPANHIA PERNAMBUCANA, Sé, Antonio Moscarelli e Terumi Yamamoto, qualified above, yield to the MERGING COMPANY, in the day that its Ordinary Meeting will take place, the corporate interest held of the MERGED COMPANY, passing it on to the MERGING COMPANY to own 100% (one hundred per cent) of the MERGED COMPANY capital stock. Therefore, SÉ, ANTONIO MOSCARELLI e TERUMI YAMAMOTO which will compromise to this described item, will also sign this document.

3.2 There are no non-accounted liabilities or contingencies that the MERGING COMPANY knows of, to be acquired due to the Merger.

3.3 The Merger will not be submitted to the regulatory authorities or to the Brazilian market competition supporting entities, once that it doesn’t represent a market concentration activity as foreseen in the applicable legislation.

3.4 The MERGING COMPANY will succeed the MERGED COMPANY in accordance to the dispositions of the Law # 6.404/76 and in the extension and in the limits that will be defined in the Evaluation Report and discussed in the Ordinary Meeting of the MERGING COMPANY.

3.5 Once the Merger is approved by the shareholders of both MERGING COMPANY and MERGED COMPANY, the MERGED COMPANY will be extinguished and succeeded by the MERGING COMPANY in all its rights and obligations, being up to the MERGING COMPANY to file all articles related to the Merger proposed. The Officers of both MERGING COMPANY and MERGED COMPANY will be authorized to do anything required for the fulfillment of this operation.

3.6 The current Protocol and all documents related to this operation will be submitted to the approval of the shareholders of the companies involved in this operation, and once they’re approved, the Merger will be legalized, extinguishing the MERGED COMPANY.

4 – CONCLUSION

Due to the exposed facts, which include all the requirement foreseen in the articles 224 and 225 of the Law # 6.404/76, it is understood that the current Merger fulfills the interests of the companies involved and its shareholders, thus it is recommended for its implementation.

And, as they are all set, the parts consolidate the current protocol in 4 (four) equal ways, in the presence of 2 (two) witnesses below named in order to fulfill all legal requirements.

São Paulo, April 6, 2006
Companhia Brasileira de Distribuição	Sé Supermercados Ltda.
Caio Racy Mattar	Caio Racy Mattar
Enéas César Pestana Neto	Antonio Moscarelli

Companhia Pernambucana de Alimentação
Antonio Moscarelli
Terumi Yamamoto

Antonio Moscarelli

Terumi Yamamoto

Witnesses:
1. Maria Lúcia de Araújo	2. Andréia de Almeida Brito de Lima
ID # 26.155.741-5 - SSP/SP	ID # 21.183.363-0 - SSP/SP